Exhibit 99.1

Alcon®





A World of Difference
2007 Annual Report



Alcon is passionate about enhancing, protecting and restoring the eyesight of people around the world — about truly making a difference in the lives of people. By partnering with physicians and offering the broadest selection of ophthalmic products, our ability to positively impact the lives of patients is unmatched in our industry. We are dedicated to providing the highest quality products to advance global eye health — simply stated — to make A World of Difference.

Making a Difference in Kaunas, Lithuania

For glaucoma patients, taking medication as prescribed is vital to saving sight. More than 40 percent of glaucoma patients use two or more drugs to control their intraocular pressure. To make life easier for patients, Alcon developed **DuoTrav™** ophthalmic solution, a prostaglandin combination requiring only one dose per day. This medication provides effective control for elevated intraocular pressure with added convenience. Alcon works with doctors all over the world, including dedicated physicians like Dr. Ingrida Janulevičiene, to bring advanced treatments like **DuoTrav™** to patients around the world.



Dr. Ingrida Janulevičiene
Kaunas, Lithuania

Dr. Janulevičiene obtained her education in Lithuania during the transition from Soviet rule to independence. Despite the challenges of the time, she gained a passion for bringing excellence and innovation in science and technology to glaucoma patients in Lithuania. "The results of our clinical trials for **DuoTrav™** in Lithuania were impressive. The success of these trials has already led to the approval of **DuoTrav™** in the European Union," said Dr. Janulevičiene.



DuoTrav™ ophthalmic solution combines two ocular hypertension reduction agents — travoprost and timolol — that work together to decrease intraocular pressure (IOP) in patients with glaucoma or ocular hypertension who are insufficiently responsive to topical beta blockers or only prostaglandin analogues. **DuoTrav™** delivers long-term IOP reduction with once-daily dosing. **DuoTrav™** is available in the European Union, Canada, and Australia, and is currently being launched in Latin America and Asia.



Making a Difference in Ahmedabad, India

One of Alcon's most important global objectives is to partner with ophthalmologists and universities around the world to provide access to the latest equipment and improve surgical skill so that patients in emerging markets have the best possible visual outcomes and faster recoveries. To achieve this, Alcon has established cataract training facilities in more than 40 countries around the world, with 12 centers in India alone. In Ahmedabad, India, Alcon collaborates with pioneer eye surgeon Dr. Abhay R. Vasavada to train other surgeons on cataract surgical technique. Dr. Vasavada began using the **Infiniti**® vision system with the **OZil**® torsional hand piece in 2006, and has been involved with surgical education in many of Alcon's training centers.



Dr. Abhay R. Vasavada
Ahmedabad, India

Because of the magnitude of the need for cataract surgery in his country, Dr. Abhay R. Vasavada is passionate about improving the standard of care for cataract patients across India. He has dedicated his career to cataract research and to training other surgeons throughout India and southern Asia. "I am very grateful that Alcon cares about advancing cataract surgery as much as I do and supports our programs so much," said Dr. Vasavada. "The **Infiniti**® with **OZil**® has allowed many Indian surgeons to perform safer surgery and shorten patient recovery time."



The **Infiniti®** vision system, which is available throughout the world, provides customized treatment options to accommodate physician technique and individual patient variability during cataract lens removal. Because of its ergonomic design, fluidic stability, and precise surgical control, physicians use the **Infiniti®** vision system more than any other cataract removal system in the world. The **OZil®** torsional hand piece is the first cataract instrument that uses side-to-side oscillation and ultrasonic power to maintain a more stable operating environment, making it easier and safer to remove cataracts through a small incision.



Making a Difference in Hokkaido, Japan

Alcon understands that patients today have resources readily available to educate themselves on causes, symptoms and treatments for their own conditions. With the help of clinical investigators like Professor Shigeaki Ohno, chairman of the Department of Ophthalmology and Visual Sciences at Hokkaido University Graduate School of Medicine, **Patanol**® ophthalmic solution was successfully introduced to treat signs and symptoms of ocular allergies in Japan following numerous trials and studies. Doctors like Professor Ohno are excited to provide a new solution they can trust, based on the latest scientific advancements to meet the demands of a more knowledgeable patient base.



Professor Shigeaki Ohno
Hokkaido, Japan

Professor Ohno is witnessing how the successful introduction of the leading clinical profile of **Patanol**® in Japan is making a positive impact. "My patients suffer mainly from pollen-induced allergic conjunctivitis from a variety of sources," stated Ohno. "Many have been miserable during allergy seasons in the past due to discomfort associated with itchy eyes. I appreciate seeing smiling patients after their symptoms have been relieved because I know their quality of life has improved."



Patanol® ophthalmic solution (also known as **Opatanol®** ophthalmic solution in many countries) is the world's leading prescription eye drop used to treat the signs and symptoms of allergic conjunctivitis, including itching, redness, chemosis, tearing, and lid swelling. **Pataday™** ophthalmic solution is a once-daily prescription eye drop also used to treat allergic conjunctivitis, and contains a higher concentration of the same active ingredient contained in **Patanol®**.



Making a Difference in the Rural Southeastern United States

Alcon demonstrates its commitment to improving surgical results and patient outcomes following cataract surgery through continual advancements in intraocular lens (IOL) technologies. The **AcrySof® Toric** and **AcrySof® ReSTOR® Aspheric** IOLs, two of Alcon's most advanced IOLs, are designed to eliminate the need for eye glasses following cataract surgery. Dr. Bret Fisher, of Panama City, Florida, shows his commitment to advancing eye care by flying his own plane throughout the rural southeastern United States to perform cataract surgery in locations more convenient for his patients.



Dr. Bret Fisher
Panama City, Florida

In 2000, Dr. Bret Fisher extended his primary practice to rural areas by obtaining his pilot's license. "The **AcrySof® ReSTOR®** and **Toric** lenses allow me to offer my patients options for their cataract surgery," stated Dr. Fisher. "It is highly rewarding to implant these innovative lenses that allow patients to experience again a quality and range of vision they never thought possible." Dr. Fisher believes that multiple factors including lens predictability, ease of implantation, and surgical technique contribute to exceeding patient expectations and providing a vision benefit beyond traditional monofocal lenses.





The **AcrySof® Toric** and the **AcrySof® ReSTOR® Aspheric** lenses are based on the **AcrySof®** single-piece IOL design and acrylic material platform, which is the leading IOL platform in the world. The **AcrySof® Toric** lens corrects pre-existing astigmatism and is designed to provide freedom from glasses for distance vision. The **AcrySof® ReSTOR® Aspheric** lens corrects for presbyopia and corneal spherical aberration and is designed to provide a full range of vision and improved contrast sensitivity.



Making a Difference in São Paulo, Brazil

Alcon researchers work closely with physicians around the world to find new ways to use products like **Vigamox®** ophthalmic solution to treat ocular infections. Doctors use **Vigamox®** to treat a wide range of eye infections because it is active against more strains of bacteria than any other ophthalmic antibiotic. Dr. Denise de Freitas, Director of External and Corneal Ocular Diseases in the Ophthalmology Department of São Paulo University, has used **Vigamox®** to treat bacterial infections that could have affected the vision of her patients permanently if powerful treatment was not immediately administered.



Dr. Denise de Freitas
São Paulo, Brazil

Dr. de Freitas is a corneal specialist who treats patients with serious, sight-threatening eye infections. "The ideal treatment for eye infections is to treat immediately and to use a powerful drug with a broad spectrum. This means the product will kill most bacteria strains, rather than risking the patient's sight while waiting for the results of a culture. For me, **Vigamox®** fits that description and gives me the confidence to treat the infection and send the patient home while I wait for the culture."



Vigamox® ophthalmic solution is an antibiotic eye drop used to treat bacterial conjunctivitis, frequently referred to as "pink eye." **Vigamox®** solution's primary ingredient, moxifloxacin, works by killing bacteria that are causing the infection on the surface of the eye and the inside of the eyelid. In some countries outside the United States, **Vigamox®** is also indicated for use prior to surgical procedures to prevent the occurrence of infections.



Making a Difference on Long Island, New York

Because Alcon uses the same rigorous processes to develop contact lens solutions that it employs for pharmaceutical and surgical products, most eye care professionals recognize **OPTI-FREE®** **RepleniSH®** contact lens care solution as the most effective multi-purpose disinfecting solution on the U.S. market today. This reputation for quality, combined with long-lasting comfort, has made **OPTI-FREE®** solutions the number one doctor-recommended brand in the United States. The science behind **OPTI-FREE®** solutions gives doctors confidence to recommend them to their patients, as Dr. Art Epstein does in his optometric practice on Long Island, New York.



Dr. Art Epstein
Long Island, New York

Dr. Epstein has been practicing optometry for more than 30 years and today he recommends **OPTI-FREE®** **RepleniSH®** multi-purpose disinfecting solution. In addition to caring for his patients, Dr. Epstein speaks to eye care professionals about advancements in optometry, especially corneal health and contact lens care. "Never before have we had a solution this effective that is comfortable for so many patients," says Dr. Epstein. "I find that even patients who had given up on wearing contacts can get a second chance with **OPTI-FREE® RepleniSH®**."



OPTI-FREE® RepleniSH® multi-purpose disinfecting solution is formulated to clean and disinfect contact lenses while retaining moisture on the eye surface for long-lasting comfort. It achieves this by killing harmful microorganisms that cause infections and removing daily protein deposits, while reconditioning the contact lens. **OPTI-FREE® RepleniSH®** and **OPTI-FREE® EXPRESS®** both are powerful enough to clean, disinfect and store silicone hydrogel and other soft contact lenses without rubbing.



Dear Shareholders:

One of the cornerstones of Alcon is our commitment to make a difference in everything that we do. We continually strive to be the first choice and most trusted company in eye care, whether that is among the physicians who rely on our products to generate successful patient outcomes, or for the patients who ultimately benefit from the technology and quality behind all of our products. Our global organization of approximately 14,500 employees in over 75 countries, and product sales in more than 180 countries, supports the broadest portfolio of high quality products in the eye care industry. With this reach, we benefit from operating in the fastest-growing eye care markets in the world and we gain geographic diversification. Together, these factors have contributed to our steady growth in the past and they will be major contributors to our growth in the future.

*From left to right: **Elaine E. Whitbeck,** Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary; **Gerald D. Cagle, Ph.D.,** Senior Vice President, Research & Development and Chief Scientific Officer; **Cary Rayment,** Chairman, President and Chief Executive Officer; **Richard J. Croarkin,** Senior Vice President, Finance and Chief Financial Officer; **Kevin J. Buehler,** Senior Vice President, Global Markets and Chief Marketing Officer; **André Bens, Ph.D.,** Senior Vice President, Global Manufacturing and Technical Operations*



Our global presence and commitment positively affect the lives of people. The preceding pages highlight just a small sample of how we make a difference around the world — whether it is helping a long-time allergy sufferer in Hokkaido, Japan, experience relief for the first time, thanks to **Patanol®** solution; a senior in Port Saint Joe, Florida, who after years of compromised vision from cataracts and astigmatism can now see at a distance without glasses with **AcrySof® Toric** intraocular lenses; or a contact lens wearer in Roslyn Heights, New York, who uses **OPTI-FREE® RepleniSH®** multi-purpose disinfecting solution and can be assured of the comfort and safety of her lenses.



We continually strive to advance eye care through a dedication to research and technical training, the delivery of high quality, innovative products and by establishing lasting relationships with ophthalmologists, optometrists and leading eye health researchers around the world. Our relationships within the global ophthalmic community allow us to concentrate our development efforts on products that are meaningful to both physicians and patients — products that make the treatments for eye diseases easier, safer, more effective and more accessible to all who need them.



We also strive to make a world of difference in the lives of our employees by providing them with a working environment that is inclusive and respectful of the diversity that is crucial to our success as a global company. Alcon is committed to providing its employees with rewarding jobs that provide competitive pay and benefits in the communities where they work. We provide healthy and safe working conditions and opportunities to grow and develop their careers through internal and external training and diverse job experiences. We do this because we want to be the first choice for the best and most talented people in the eye care industry and in our communities. In return we gain an incredibly talented and dedicated group of people who channel their passion for preserving and restoring vision to meet the evolving needs of our customers and their patients.



This commitment to our employees also translates into low turnover and high job satisfaction, which has led to Alcon being named one of *Fortune* magazine's "Top 100 Places To Work" in the United States for 10 consecutive years. In addition, our employees reach out through volunteer efforts and personal contributions to make a difference in the communities in which our offices are located. Without such a loyal and talented workforce, Alcon would not be able to realize its true potential.

A Diversified Product Line With Global Reach

While we are specialized within eye care, we offer a diversified product line, with leading products in pharmaceuticals, surgical equipment, surgical devices and consumer goods. Within these categories, we have created durable franchises that have been responsible for our success and continue to position us for future growth.

Alcon's sales in 2007 were $5,599.6 million, which represents an increase of 14.4 percent over sales in 2006. In November 2007, we completed our tender offer for WaveLight AG, which contributed a total of $15.1 million in revenues in November and December. Fluctuations in foreign exchange rates contributed 3.4 percentage points to the growth in sales. We continue to show a geographically diverse sales base, with 47.7 percent of sales generated in the United States and 52.3 percent generated outside the United States. Sales in the United States increased 8.5 percent to $2,672.5 million, with balanced contributions from all of our major product areas. Sales growth in our international business was especially robust at 20.3 percent, increasing to $2,927.1 million. Emerging markets accounted for 15.5 percent of our global sales and, with a combined sales growth of 21.3 percent, grew much faster than developed markets. In Brazil, India, and China, our products combined to generate more than $250 million in revenue and grew in excess of 25.0 percent in 2007. There is a tremendous opportunity for growth in each of the emerging markets and Alcon's presence, with established offices and employees in their markets, positions us well to capitalize on this opportunity.



Alcon Global Sales
in millions



Sales by Geography
in millions

Faster Growth In Operating Income And Net Earnings

In 2007, operating income grew 19.8 percent to $1,883.1 million or 33.6 percent of sales, an improvement in operating income margin of 1.5 percentage points. Operating income was positively impacted by a decrease in intangible amortization and research and development (R&D) expense growing slower than sales, offset by selling, general and administrative (SG&A) expense increasing as a percent of sales. Selling, general and administrative expenses grew to 30.2 percent of sales or 1.7 percentage points over 2006. In 2006, the settlement of patent lawsuits with a competitor served to reduce SG&A expenses by $119.0 million, which makes a year over year comparison more difficult. In addition, we incurred certain SG&A expenses in 2007 due to the acquisition of WaveLight and the costs associated with the integration of our companies. R&D expenses increased 10.2 percent to $564.3 million in 2007, which reflects our continued investment in new technologies to refresh and advance our pipeline of new product candidates. These expenditures are largely incurred in U.S. dollars, so currency movements in sales can result in fluctuations of R&D expense as a percentage of sales, the primary reason that R&D expenditures decreased as a percent of sales in 2007. Intangible amortization expense declined to $50.7 million in 2007 from $198.8 million in 2006, a result of a $125.7 impairment loss related to our refractive intangible assets that was taken in 2006.



Operating Income
in millions

5-year Compound Annual Growth Rate : +21.8%

+19.8%

2003	2004	2005	2006	2007
$879	$1,132	$1,188	$1,572	$1,883



Net earnings in 2007 were $1,586.4 million, or $5.25 per diluted share, representing an increase of 17.7 percent over reported net earnings of $1,348.1 million in 2006. Growth in net earnings was the result of the operating income growth mentioned earlier offset by an increase in financing costs due to higher average balances of borrowings and in the effective tax rate from 16.6 percent in 2006 to 17.8 percent in 2007. Growth in diluted earnings per share was 20.1 percent, which is faster than the growth in net earnings due to the reduction in outstanding common shares from our share repurchase activity. The impact of the WaveLight acquisition, impairment of refractive assets, and the rationalization of the workforce reduced net earnings $41.0 million, or $0.14 per share. Net earnings in 2006 were negatively impacted by $5.5 million, or $0.02 per share due to the impairment of refractive assets partially offset by a recovery from the settlement of patent lawsuits with a competitor.

Balance Sheet Strength
During these times of economic uncertainty, Alcon's balance sheet has remained as strong as ever. At the end of 2007, total cash and short term investments exceeded short term borrowings and long term debt by $999.5 million dollars. As we continue to grow, we stress the importance of working capital efficiency and focus our efforts on controlling the growth of current assets and liabilities. Additionally, we have seen greater fixed asset efficiency, as the ratio of sales to property, plant and equipment has steadily improved since our Initial Public Offering. Overall, the present condition of our balance sheet creates a great deal of financial flexibility as we go forward.



Diluted Earnings Per Share

5-year Compound Annual Growth Rate : +28.0%

2003	2004	2005	2006	2007
$1.92	$2.80	$2.98	$4.37	$5.25



The prudent management of our balance sheet accompanied with a solid growth in earnings has resulted in increases in our cash flow from operations. In 2007, cash flow from operations was $1,469.5 million. We have been able to reinvest in our business while increasing the funds that we have distributed to shareholders in the form of dividends and share repurchases. Dividends in 2007 were $612.8 million, which represented a 45.5 percent payout of 2006 net earnings. In addition, we returned another $1,003.4 million to shareholders in the form of share repurchases.

Alcon has delivered solid financial performance since we became a public company and we stand on strong financial footing as we enter 2008. Our performance is a direct reflection of the value that we create through the successful execution of our corporate strategy, strong adherence to our corporate values, and a steadfast commitment to our employees, who strive to deliver these results.



Net Cash Returned to Shareholders
in millions

- Acquisition of Treasury Shares
- Dividends on Common Shares

2003	$141
2004	$406
2005	$694
2006	$1,316
2007	$1,616 (1,003 / 613)





Surgical Products Contribute To Growth

Surgical products, which represented 44.7 percent of 2007 sales, grew 13.4 percent in 2007. In our surgical product line, we strive to provide the broadest range of products to surround the entire cataract and vitreoretinal procedures. Offering the convenience of "one stop shopping" is an important part of our surgical strategy, but of greater importance are the high quality and innovative products that we make and sell.

AcrySof® intraocular lenses are the most frequently implanted lenses during cataract surgery, with more than 30 million lenses implanted globally since their introduction. The foundation of these lenses is the **AcrySof®** acrylic material that is demonstrated to be highly compatible with the eye. Coupled with excellent stability and predictability, **AcrySof®** IOLs enhance ease of use and the quality of visual outcomes.

Sales of intraocular lenses were $919.4 million in 2007, an increase of 15.7 percent over 2006. The largest selling lens that we make is the **AcrySof® IQ**, with sales growth exceeding 70.0 percent in 2007, as physicians opted for the improved visual outcomes of aspheric optics for their patients who receive monofocal lenses. Premium intraocular lenses also experienced rapid growth of 31.4 percent to $136.8 million in 2007. **AcrySof® ReSTOR®** intraocular lens, which offers patients a full range of vision following cataract surgery, continued in its position as the global leader in presbyopia-correcting intraocular lenses. In July 2007, we introduced the **AcrySof® ReSTOR® Aspheric** in the United States, bringing the benefits of aspheric optics to the already successful **ReSTOR®** platform and enjoying the status as the only approved aspheric presbyopia-correcting intraocular lens in the United States. In addition, sales growth of premium intraocular lenses was bolstered by sales of **AcrySof® Toric**, which corrects for pre-existing astigmatism and offers physicians stable placement in the eye. In 2007, the U.S. Centers for Medicare and Medicaid Services approved dual aspect reimbursement for the class of toric intraocular

AcrySof® IOL Growth
2007 compared to 2006



16.0%
Dollar Growth

10.3%
Unit Growth

3.3%
Cataract Procedure Growth
(Market data supplied by Market Scope)

lenses, which includes **AcrySof® Toric**, and allowed ophthalmologists to offer the additional benefits of the lens to their Medicare patients.

In our cataract and vitreoretinal equipment, devices and disposable products, Alcon's focus on innovation and quality also plays an extremely important role. Sales of these products were $1,528.8 million in 2007, an increase of 12.6 percent over 2006. Products like the **OZil®** torsional hand piece, which is only available for use with the **Infiniti®** vision system, have helped to improve surgeon efficiency and enhance the capability to remove safely even the densest of cataracts. Interest in **OZil®** has supported an ongoing strong demand for the **Infiniti®**, as unit sales were 18.3 percent higher in 2007 than in 2006. In addition, we introduced the **Laureate™** compact phacoemulsification system with accessories designed to decrease the procedural cost of cataract removal, making it ideal for developing markets.

Alcon also offers a full suite of viscoelastics that surgeons use to protect tissues and cells inside the eye during cataract surgery. Our newest viscoelastic, **DisCoVisc®**

Infiniti® Sales (Units)



Surgical Sales
in millions



Surgical Sales by
Product Group
in millions





ophthalmic viscosurgical device, combines the benefits of both dispersion and cohesion in one device so surgeons can use only one viscoelastic during the entire procedure. **DisCoVisc®** was a significant contributor to a 13.4 percent increase in sales of viscoelastics in 2007. Sales of our vitreoretinal products have remained a consistent contributor to global sales growth, increasing 14.3 percent in 2007. The primary driver to this increase was the continued conversion to 23- and 25-gauge accessories, which enhance surgeon control, ease of use and efficiency, patient wound healing and compatibility with our category-leading **Accurus®** surgical system.

The refractive laser product line represented an area of change for Alcon. Refractive sales were $51.6 million in 2007, a decline of 0.2 percent from 2006. Following consistent declines in procedural revenues, market share losses, and the removal of **LADAR6000™** excimer lasers from the market, Alcon acquired a 77.4 percent stake in WaveLight AG which will change the strategic course for this product line. Refractive sales in 2007 included $15.1 million from revenues generated by WaveLight in November and December of 2007. With this acquisition,



Alcon has gained access to WaveLight's **ALLEGRETTO WAVE®** 200 Hz excimer laser system and the **ALLEGRETTO WAVE® Eye-Q** 400 Hz system, the fastest laser in the U.S. market. In addition, WaveLight's lasers are known by refractive surgeons worldwide not only for their speed, but also for their ease of use, reliability, and ability to generate consistent patient outcomes. There is a great deal of excitement within the refractive surgery community about the combination of WaveLight's leading technology with Alcon's financial strength, premier customer service and close relationships with the worldwide surgeon community.

A Growing Line Of Pharmaceuticals

Sales of pharmaceutical products, which represent 41.3 percent of total sales in 2007, were $2,313.8 million, an increase of 15.3 percent over 2006. The largest portion of our pharmaceutical sales came from the glaucoma therapeutic class and represented the fastest growing class in our pharmaceutical portfolio, with global sales of $830.1 million in 2007, an increase of 19.6 percent over the prior year. While global market share gains for **TRAVATAN®** ophthalmic solution remain at the core of this growth, market share gains in the United States from the introduction of **TRAVATAN Z®** ophthalmic solution — a formulation free of benzalkonium chloride, which can irritate the ocular surface in some patients — along with market share gains of **DuoTrav™** ophthalmic solution, a fixed combination of travoprost and timolol that is only available outside the United States, have contributed to acceleration of this growth. In addition, **Azopt®** ophthalmic suspension grew 20.4 percent in 2007, as more physicians prescribe this topical carbonic anhydrase inhibitor to help in managing their patients' elevated intraocular pressure. We are excited about the fourth-quarter introduction of **TRAVATANZ™** to Japan, the second-largest ophthalmic pharmaceutical market. As we look to 2008, this launch provides another solid avenue of growth for our glaucoma franchise.





Sales of Glaucoma Products
in millions

+19.6%

2003	2004	2005	2006	2007
$432	$526	$621	$694	$830

The second largest therapeutic class for Alcon products was our anti-infective/anti-inflammation product line. Our product line in this therapeutic area is also filled with a number of key products that contributed sales growth of 11.5 percent to $814.5 million. **Vigamox®** ophthalmic solution, a fourth-generation fluoroquinolone, is the most-advanced anti-infective product in our product line and is now the most prescribed fluoroquinolone among U.S. ophthalmologists. The growth of **Vigamox®** was 16.1 percent in 2007, which is representative of global market share gains. In addition to its introduction in Japan where it is sold as **Vegamox™**, we also gained approval for this potent anti-infective in Germany and are working on a plan to introduce it throughout the European Union in 2008.

While experiencing minor market share erosion due to competition in the United States, **TobraDex®** ophthalmic suspension and ointment continues to experience robust growth internationally and remains the largest-selling product among ophthalmic combinations. Sales of **NEVANAC®** ophthalmic suspension, which is our newest product in the anti-infective/anti-inflammatory therapeutic class, grew 30.0 percent in 2007 and, after only two years





Pharmaceutical Sales
in millions

5-year Compound Annual Growth Rate : +16.2%

+15.3%

$1,310 — 2003
$1,543 — 2004
$1,768 — 2005
$2,007 — 2006
$2,314 — 2007



Pharmaceutical Sales by
Major Therapeutic Category *
in millions

$ 257
+ 8.4%

$ 830
+ 19.6%

Optic
10.9%

Glaucoma
35.4%

$ 447
+ 15.6%

Allergy
19.0%

Infection /
Inflammation
34.7%

$ 814
+ 11.5%

*Excluding other pharmaceuticals/rebates

on the market, is the second-most prescribed product in the U.S. ophthalmic non-steroidal anti-inflammatory drug market, which grew in excess of 20.0 percent.

Allergy products generated $446.8 million in sales in 2007, a growth of 15.6 percent over 2006. The **Patanol®** family of products is widely accepted as the leader in treating ocular allergies due to quick onset of action and enduring efficacy in providing relief of the bothersome signs and symptoms of ocular allergies. Market share gains of this product line were driven by the 2007 introduction of **Pataday™** ophthalmic solution, the only ocular allergy product in the United States offering the convenience of once-daily dosing. Another significant contributor to growth was the success of **Patanol®** ophthalmic solution in Japan, which became the third-most prescribed allergy product in the $200 million Japanese allergy market in its first full year.

Otic products grew 8.4 percent to $257.0 million in 2007, a strong outcome in light of the reduced U.S. market, which was the result of a weak otic season in the United States. **CIPRODEX®** otic solution, the U.S. market share leader, continued its history of gaining market share, which helped overcome the market decline.







Sales of Allergy Products
in millions

+15.6%

2003	2004	2005	2006	2007
$277	$321	$358	$387	$447

Leading Consumer Eye Care Franchise

Sales of consumer eye care products, which represent 14.0 percent of total sales, grew 14.6 percent to $786.0 million. The majority of this growth came from sales of our contact lens disinfectants, which grew 18.8 percent to $440.2 million. For the second year in a row, sales of our leading multi-purpose disinfecting solutions, **OPTI-FREE® RepleniSH®** and **OPTI-FREE® Express®** solutions, benefited from the global recall of a competitive product. The unique system of **POLYQUAD®** and **ALDOX®** preservatives, along with a low incidence of corneal staining and a biocompatibility with a broad array of lens materials, has instilled confidence in both optometrists and ophthalmologists regarding the science behind our contact lens solutions. These two leading products continue to command more than two-thirds of U.S. optometrists' recommendations when patients are being fitted for their new lenses. In addition, we have continued to introduce our newest solution, **OPTI-FREE® RepleniSH®,** to markets throughout Europe in 2007, which also contributed to growth.

Sales of Contact Lens Disinfectants
in millions



+18.8%

2003	2004	2005	2006	2007
$282	$299	$297	$371	$440



Consumer Sales
in millions



5-year Compound Annual Growth Rate : +10.4%

+14.6%

2003	2004	2005	2006	2007
$511	$557	$584	$686	$786

Consumer Sales by Product Group
in millions



$ 113
- 1.7%

Other
14.3%

$ 233
+ 16.4%

Artificial
Tears
29.7%

Contact Lens
Disinfectants
56.0%

$ 440
+ 18.8%

Sales of our artificial tears products also experienced solid growth of 16.4 percent to $233.2 million. **Systane®** lubricant eye drops was the primary driver of this growth, as sales of this brand increased more than 30.0 percent globally in 2007. At the core of this growth is continued international market share gains, as international sales of **Systane®** increased 43.4 percent and represented 48.4 percent of this brand's global sales. Sales of other consumer products declined 1.7 percent to $112.6 million, as a 17.3 percent growth in our **ICAPS®** dietary supplement franchise could not overcome the declines from the phaseout of several older general eye care product lines.







Leadership Through Ongoing Research And Development

One of the key challenges in our industry continues to be reimbursement, which is fueled by governments managing overall health care expenses. From our perspective, the best way to face these challenges is through continual innovation. By intently researching ways to improve outcomes for patients, Alcon is committed to finding the next generation of treatments to advance eye health.

In 2007, our research and development expense was $564.3 million, an increase of 10.2 percent over 2006. This increase is reflective in the number of exciting projects that we have in our pipeline and the progress that we have made in 2007. We filed our amended new drug application with the U.S. Food and Drug Administration (FDA) for **Patanase®** nasal spray for the treatment of seasonal allergic rhinitis. This product candidate has the potential to introduce us to the $2.0 billion U.S. nasal spray market. In addition, we filed our new drug application for **TobraDex® ST** ophthalmic suspension, a new formulation of our combination drug **TobraDex®**, that provides similar efficacy with a reduced amount of steroid. In addition, we have advanced the study of anecortave acetate for glaucoma, with our first Phase II trial results indicating both efficacy and duration of effect in certain patients.

By the end of 2007, we fully enrolled a clinical study of the **AcrySof® ReSTOR® Aspheric +3.0** intraocular lens. This lens is designed to provide a greater functional working distance for reading and to improve intermediate vision. In addition, we continue to study the **AcrySof® Phakic** lens, which can improve vision for patients who are not eligible for laser correction due to their extreme myopia. We expect to gain a CE mark for this lens in Europe in 2008. In addition, we gained approval for and launched **AcrySof® ReSTOR®** in Japan, which we expect to contribute to growth in 2008 and beyond.





Over the long term, we will continue in our efforts to improve the leading therapies in areas that we already serve and to develop products for those therapeutic areas not currently served by our portfolio of products. Key early-stage activities surround glaucoma, dry eye, retinal pharmaceuticals, presbyopia-correcting intraocular lenses, accommodative intraocular lenses, and anti-infective product areas. In addition to our in-house efforts, we also remain active in collaborating with research companies to help ensure that we are on the forefront of next-generation ophthalmic pharmaceutical, surgical and consumer products. This commitment is supported by the expectation that we will spend more than $3.5 billion in eye care related research over the next five years.

Making A Difference On A Personal Level
While we strive to advance eye health, we also continue to reach out to those around the globe who either cannot afford or do not have access to adequate eye care. For more than 40 years, our corporate philanthropy has extended to patient and professional advocacy, eye health research and the education of future eye care professionals with a clear focus on the outcome — improved and sustainable eye health for all people. In 2007, Alcon contributed $44.3 million in cash and non-cash gifts to charitable organizations. We also helped support more than 1,200 mission trips during the year, making a difference in both the lives of the physician volunteers and the communities that they visited. Most important, we have dedicated our humanitarian efforts to help individuals see a difference in their own lives and their communities.



Research & Development Expenditures
in millions

$350	$390	$422	$512	$564
2003	2004	2005	2006	2007



As you can tell, there is a lot to be excited about here at Alcon — excitement that comes from introducing our latest products to new markets, leveraging the capability of our global organization, discovering and developing innovative products, expanding access to our products and advancing the standards of eye care. However, the most important thing we strive to do is make a world of difference in the lives of people, including patients, physicians, communities and our employees. We remain dedicated to improving eye health around the world and to making a difference, and our passion about this goal is unwavering. Thank you for your confidence and support of Alcon, now and in the years to come.

Cary Rayment

Cary Rayment
Chairman, President and
Chief Executive Officer
Alcon, Inc.
March 18, 2008







A special thanks to Andre Bens for 25 years of service.

Dr. Andre Bens, Senior Vice President, Global Manufacturing and Technical Operations retired at the end of 2007 after 25 years of service and dedication. During his tenure Dr. Bens played a vital role in expanding Alcon's operations to meet the needs of ever-growing customer demand and developing a culture of continuous improvement. We thank him for his leadership through so many years of growth and extend to him our best wishes.

Global Operations

★ Headquarters

◆ U.S. General Office

● Manufacturing Facility

■ Research & Development Facility

▲ Owned Subsidiaries

United States **Systane®**
For the fourth year in a row, Systane®
is the number one doctor recommended
dry eye therapy in the United States.

California
Wildfire Relief Effort
Alcon donated over $240,000 worth of products
to relief organizations and individual physicians
during the wildfire crisis in California.

United States **Pataday™**
With the launch of Pataday™, the olopatadine
franchise experienced the highest market share
since its introduction into the United States.

United States
AcrySof® ReSTOR® Aspheric
The AcrySof® ReSTOR® Aspheric
intraocular lens is the only FDA
approved aspheric presbyopia
correcting IOL in the United States.



The Netherlands
Infiniti® Vision System
*96% of phacoemulsification units sold
in The Netherlands in 2007 were the
Alcon Infiniti® vision system.*

Cork, Ireland *IOLs*
*Employees at the Alcon
manufacturing facility in Cork,
Ireland, successfully transitioned
the plant's manufacturing product
specialty to supply Europe with
over 1.0 million IOLs in 2007 alone.*

Pressath, Germany *WaveLight AG*
*Alcon acquired 77.4 percent of WaveLight
AG in November 2007, enhancing Alcon's
refractive product portfolio.*

New Orleans, Louisiana
Habitat for Humanity
*Alcon partnered with the American
Academy of Ophthalmology and Habitat
for Humanity to assist with relief efforts
for the victims of Hurricane Katrina in
New Orleans, Louisiana.*

Russia
*Alcon Russia grew sales
52.9% to $71.8 million,
reflecting the importance
of the Russian ophthalmic
market to future growth*

Brazil *Vigadexa™*
*Brazil is the first country
in the world to have a 4th
generation fluoroquinolone
steroid combination
approved, Vigadexa™.*

Chile *AcrySof® IOLs*
*Market share of the AcrySof® IOLs in
Chile reached 95% at the end of 2007.*
Source: Company Estimate

Global *ORBIS*

With Alcon's support for almost 30 years, ORBIS has successfully delivered ophthalmic training to more than 154,000 medical professionals and patient care specialists through its Flying Eye Hospital.



Japan *TRAVATANZ™*

TRAVATANZ™ is the first prostaglandin available in Japan that is BAK-free. It achieved a 3.5% market share in the last month of 2007. Source: IMS Japan

Indonesia *Travatan®*

Travatan® has taken over the market leadership within three years of introduction with more than 55% market share.
Source: Company Estimate

Pago Pago, American Samoa
Benevolent Missions International

Alcon supports organizations like Benevolent Missions International with donations and products so that people in underserved areas receive treatment for eye disease.

Nagpur, India
Laureate™

The first Laureate™ compact phaco machine was sold in Nagpur, Maharashtra, India.

Australia *DuoTrav™*

After only 11 months on the market, DuoTrav™ has already captured more than 17.7% of the prostaglandin combination market in Australia.
Source: Company Estimate

Corporate Information

Corporate Headquarters
Bösch 69
6331 Hünenberg, Switzerland
+41 (41) 785 88 88

Board Of Directors
Cary R. Rayment, Chairman[1]
Francisco Castañer, Vice Chairman[3,5,6]
Dr. Werner J. Bauer[3]
Lodewijk J.R. de Vink[3,4,5,6,7]
Gerhard N. Mayr[2,4,5,7]
Thomas G. Plaskett[1,4,6,7,8]
Paul Polman[1]
Joseph M. Weller[2,5,6,9]

U.S. General Office
6201 South Freeway
Fort Worth, Texas 76134
(817) 293-0450

Website
www.alcon.com‡

Common Stock
The Company's common stock is listed on the NYSE under the ticker symbol ACL.

Transfer Agent and Registrar
BNY Mellon Shareowner Services
620 Avenue of the Americas
New York, New York 10011
www.stockbny.com
www.adrbny.com

Investor Relations
Vice President of Investor Relations and Strategic Corporate Communications
6201 South Freeway
Fort Worth, Texas 76134
(817) 551-8805

Auditors and Group Auditors
KPMG Klynveld Peat Marwick Goerdeler SA
Badenerstrasse 172
CH-8004 Zürich, Switzerland

Special Auditors
In 2007:
Zensor Auditing Ltd.
Metallstrasse 9
CH-6300 Zug, Switzerland

Proxy Item #5 proposes the election of new Special Auditors in 2008:
OBT AG
Hardturmstrasse 120
CH-8005 Zürich, Switzerland

Consolidated Financial Information
The Alcon, Inc. 2007 Financial Report containing the Company's audited consolidated financial statements with accompanying notes and required Swiss disclosures and its audited Swiss statutory financial statements prepared in accordance with Swiss law are available in the Investors & Media section of the Company's website at www.alcon.com. Copies of this document may be obtained without charge by contacting Alcon Investor Relations either by phone or in writing.

> Alcon Investor Relations
> 6201 South Freeway, MCT7-5
> Fort Worth, TX 76134
> Phone: 1-800-400-8599

Copies are also available for physical inspection at the Company's headquarters at the address above.

‡Certain Alcon corporate governance documents are available on this web site, including a comparison of Alcon's Swiss corporate governance and NYSE requirements for U.S. companies. Our Chief Executive Officer and Chief Financial Officer have signed certain certifications required by the Sarbanes-Oxley Act of 2002.

(1) Term expires in 2008
(2) Term expires in 2009
(3) Term expires in 2010
(4) Audit Committee
(5) Nominating/Corporate Governance Committee
(6) Compensation Committee
(7) Independent Director
(8) Audit Committee Financial Expert
(9) Will retire from office at the annual general meeting set for May 6, 2008

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements, including, but not limited to, statements about the progress of our research and development programs; the receipt of regulatory approvals; competition in our industry; the impact of pending or future litigation; changes in, or the failure or inability to comply with, government regulations; the sizes of and growth rates in our markets and our share of them; exchange rate fluctuations; general economic conditions; demographic and other trends affecting the ophthalmic industry and future demand for our products; and our financial condition and results of operations. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to uncertainty and known and unknown risks that may cause our actual results, performance or achievements to be materially different from what we expect or what is expressed or implied by our forward-looking statements. You should not place undue reliance on these forward-looking statements, because they represent our estimates and assumptions only as of the date of this report and do not give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to: research and development expenditures may not yield products that achieve commercial success; the production and launch of commercially viable products may take longer and cost more than expected; changes in the competitive environment, third-party reimbursement procedures, the global economic environment, conditions in our markets, currency exchange rate fluctuations and other uncontrollable factors; future events with material unforeseen impacts, including war, natural disasters and acts of terrorism; supply and manufacturing disruptions; the availability of qualified personnel necessary to grow our business; difficulty in protecting our intellectual property rights; pending or future litigation, litigation settlements, government regulation or legislation; product recalls or withdrawals; the occurrence of environmental liabilities arising from our operations; and the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

CIPRODEX® is a registered trademark of Bayer AG and licensed to Alcon, Inc. by Bayer Healthcare AG.
Moxifloxacin, the primary ingredient in Vigamox® and Vegamox™, is licensed to Alcon, Inc. by Bayer Healthcare AG.
The market share data referenced in this annual report are from the following sources: Pharmaceutical products, IMS (Global), Wolters Kluwer Health (U.S.); Surgical products, Market Scope, LLC, industry data and company estimates; Consumer Products, AC Nielsen.

Designed by Eisenberg And Associates Dallas, Texas

This book has been printed on 100# McCoy Silk Cover and 100# McCoy Silk Book, which contain 10% post consumer recovered fiber content and are FSC certified.

Forest Stewardship Council (FSC) is a non-profit organization devoted to encouraging the responsible management of the world's forests. FSC sets high standards that ensure forestry is practiced in an environmentally responsible, socially beneficial, and economically viable way.

